MORRIS, MANNING & MARTIN
                        A LIMITED LIABILITY PARTNERSHIP
                               ATTORNEYS AT LAW
                         1600 ATLANTA FINANCIAL CENTER
                           3343 PEACHTREE ROAD, N.E.
                            ATLANTA, GEORGIA  30326
                            TELEPHONE (404) 233-7000
                            FACSIMILE (404) 365-9532


                               September 14, 2004


VIA EDGAR

Securities and Exchange Commission
Main Filing Desk
450 Fifth Street, N.W.
Washington, DC  20549

        Re:  Hometown Community Bancshares, Inc.
             Registration Statement on Form S-1 under the Securities Act of 1933

Ladies and Gentlemen:

     On behalf of our client, Hometown Community Bancshares, Inc., a Georgia corporation (the "Company"), enclosed for filing under the Securities Act of 1933, as amended, is the Company's Registration Statement on Form S-1 (the "Registration Statement"), with Exhibits.

     The Registration Statement relates to the proposed offering of $12,000,000 of the Company's common stock, $0.01 par value per share (the "Common Stock").

     A wire transfer in the amount of $1,520.40 has been sent to the Securities and Exchange Commission in payment of the applicable filing fee.

     Please acknowledge receipt of this filing via the EDGAR Postmaster. If you have any questions regarding this filing, please contact Larry W. Shackelford at
(404) 233-7000.

                                     Best regards,

                                     MORRIS, MANNING & MARTIN, LLP

                                     /s/ Larry W. Shackelford
                                     Larry W. Shackelford, Esq.
                                     Partner

cc:   Robert Martin